Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Unaudited Fourth Quarter 2018 Earnings

Macau, Tuesday, February 19, 2019 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class gaming, retail and entertainment resort located in Cotai, Macau, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Total revenues for the fourth quarter of 2018 was US$145.2 million, as compared to US$143.8 million in the fourth quarter of 2017. The increase in total revenues was due to the increase in revenues from the provision of gaming related services, partially offset by lower non-gaming revenues. The Company adopted a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”) on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. There was no material impact on our total revenues for the three months ended December 31, 2018 as a result of the adoption of the New Revenue Standard from January 1, 2018.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$379.4 million and US$402.4 million for the fourth quarters of 2018 and 2017, respectively. Rolling chip volume totaled US$3.5 billion for the fourth quarter of 2018 versus US$5.7 billion in the fourth quarter of 2017. The rolling chip win rate was 3.8% in the fourth quarter of 2018 versus 2.8% in the fourth quarter of 2017. The expected rolling chip win rate range is 2.7% - 3.0%. Mass market table games drop decreased to US$825.4 million in the fourth quarter of 2018 compared with US$848.2 million in the fourth quarter of 2017. The mass market table games hold percentage was 27.0% in the fourth quarter of 2018 compared to 26.1% in the fourth quarter of 2017. Gaming machine handle for the fourth quarter of 2018 was US$641.8 million, compared with US$539.0 million in the fourth quarter of 2017. The gaming machine win rate was 3.6% in the fourth quarter of 2018 compared to 4.1% in the fourth quarter of 2017. Total gaming tax and the costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$290.1 million and US$320.6 million in the fourth quarters of 2018 and 2017, respectively.

After the Gaming Operator deducted gaming tax and the costs incurred in connection with its operations of Studio City Casino from the gross gaming revenues, the Company recognized revenues from provision of gaming related services of US$89.3 million and US$81.8 million for the fourth quarters of 2018 and 2017, respectively.

Total non-gaming revenues at Studio City for the fourth quarter of 2018 was US$55.9 million, compared with US$62.1 million for the fourth quarter of 2017.

Operating income for the fourth quarter of 2018 was US$41.8 million, compared with operating income of US$17.9 million in the fourth quarter of 2017, representing an increase of 134%.

Adjusted EBITDA(1) was US$85.9 million for the fourth quarter of 2018, as compared to Adjusted EBITDA of US$77.7 million in the fourth quarter of 2017, representing an increase of 11%. The year-on-year increase in Adjusted EBITDA was mainly attributable to the increase in revenues from the provision of gaming related services.

Net income attributable to Studio City International Holdings Limited for the fourth quarter of 2018 was US$1.3 million, compared with net loss attributable to Studio City International Holdings Limited of US$21.2 million, in the fourth quarter of 2017. The net income attributable to participation interest for the fourth quarter of 2018 was US$0.9 million.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2018 were US$39.4 million, which mainly included interest expenses, of US$40.2 million.

Depreciation and amortization costs of US$39.6 million were recorded in the fourth quarter of 2018 of which US$0.8 million was related to the amortization expense for the land use right.

Revenues from provision of gaming related services in relation to the Studio City Casino VIP gaming operations amounted to US$8.8 million in the fourth quarter of 2018, compared with US$0.7 million in the fourth quarter of 2017, representing an increase of 1,224%. In January 2019, the Gaming Operator informed us via our subsidiary, Studio City Entertainment Limited, that it will cease VIP rolling chip operations at the Studio City Casino on January 15, 2020.

The Adjusted EBITDA for Studio City for the three months ended December 31, 2018 and year ended December 31, 2018 referred to in Melco’s earnings release dated February 19, 2019 (“Melco’s earnings release”) is US$17 million and US$61 million more, respectively, than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in the Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in the Melco’s earnings release does not reflect certain costs related to the VIP operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2018 aggregated US$377.6 million, including US$31.7 million of restricted cash. Total debt, net of unamortized deferred financing costs at the end of the fourth quarter of 2018, was US$1.6 billion.

Capital expenditures for the fourth quarter of 2018 were US$28.1 million.

Full Year Results

For the year ended December 31, 2018, Studio City International Holdings Limited reported total revenues of US$571.2 million versus US$539.8 million in the prior year. The increase in total revenues was due to the increase in revenues from the provision of gaming related services, partially offset by lower non-gaming revenues. The Company adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. There was no material impact on our total revenues for the year ended December 31, 2018 as a result of the adoption of the New Revenue Standard from January 1, 2018.

Operating income for 2018 was US$137.9 million, compared with operating income of US$80.5 million for 2017, representing an increase of 71%.

Adjusted EBITDA was US$314.8 million for the year ended December 31, 2018, as compared to Adjusted EBITDA of US$279.1 million in 2017, representing an increase of 13%. The year-on-year increase in Adjusted EBITDA was mainly attributable to the increase in revenues from the provision of gaming related services.

Net loss attributable to Studio City International Holdings Limited for 2018 was US$21.6 million, compared with net loss attributable to Studio City International Holdings Limited of US$76.4 million in 2017. The net income attributable to participation interest for 2018 was US$0.9 million.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses. We believe that adjusted EBITDA provides useful information to investors and others in understanding and valuating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of adjusted EBITDA has material limitations as an analytical tool, as adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and loss on extinguishment of debt, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class gaming, retail and entertainment resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO).

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING REVENUES
Provision of gaming related services	$89,301	$81,788	$339,924	$295,638
Rooms	22,081	23,141	88,317	88,699
Food and beverage	17,026	16,560	65,904	60,705
Entertainment	1,430	3,788	12,073	18,534
Services fee	8,745	10,079	39,126	39,971
Mall	5,932	6,824	22,298	29,498
Retail and other	699	1,665	3,571	6,769

Total revenues	145,214	143,845	571,213	539,814

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(4,434)	(5,725)	(20,263)	(24,019)
Rooms	(5,340)	(5,638)	(21,855)	(21,750)
Food and beverage	(14,572)	(14,352)	(56,342)	(54,266)
Entertainment	(1,455)	(3,031)	(11,978)	(16,364)
Mall	(2,634)	(2,397)	(10,960)	(9,098)
Retail and other	(528)	(972)	(2,411)	(4,750)
General and administrative	(30,347)	(34,006)	(132,637)	(130,465)
Pre-opening costs	(4,140)	(131)	(4,550)	(116)
Amortization of land use right	(806)	(830)	(3,298)	(3,323)
Depreciation and amortization	(38,787)	(43,213)	(164,593)	(173,003)
Property charges and other	(377)	(15,663)	(4,464)	(22,210)

Total operating costs and expenses	(103,420)	(125,958)	(433,351)	(459,364)

OPERATING INCOME	41,794	17,887	137,862	80,450

NON-OPERATING INCOME (EXPENSES)
Interest income	1,162	737	3,578	2,171
Interest expenses	(40,174)	(40,024)	(160,508)	(159,918)
Loan commitment fees	(105)	(105)	(419)	(419)
Foreign exchange gains, net	2,269	42	1,972	466
Other (expenses) income, net	(87)	143	(197)	574
Loss on extinguishment of debt	(2,489)	—	(2,489)	—

Total non-operating expenses, net	(39,424)	(39,207)	(158,063)	(157,126)

INCOME (LOSS) BEFORE INCOME TAX	2,370	(21,320)	(20,201)	(76,676)
INCOME TAX (EXPENSE) CREDIT	(178)	162	(544)	239

NET INCOME (LOSS)	2,192	(21,158)	(20,745)	(76,437)
NET INCOME ATTRIBUTABLE TO PARTICIPATION INTEREST	(853)	—	(853)	—

NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED	$1,339	$(21,158)	$(21,598)	$(76,437)

NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE:
Basic and diluted	$0.006	$(0.117)	$(0.113)	$(0.422)

NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER ADS:
Basic and diluted	$0.024	$(0.467)	$(0.451)	$(1.687)

WEIGHTED AVERAGE CLASS A ORDINARY SHARES OUTSTANDING USED IN NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE CALCULATION:
Basic and diluted	221,961,248	181,279,400	191,533,455	181,279,400

Notes:

(a)

The Company adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

(b)

In connection with the Company’s initial public offering (the “IPO”) on October 22, 2018, the Company underwent a series of organizational transactions. For the preparation of the accompanying unaudited condensed consolidated financial statements and the calculation of net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share for periods prior to the IPO, including the year ended December 31, 2018 for which a portion of the period preceded IPO, the Company has retrospectively presented net income (loss) attributable to Studio City International Holdings Limited per Class A ordinary share and the share capital as if the organizational transactions had occurred at the beginning of the earliest period presented. Such retrospective presentation reflects the redesignation of the issued 18,127.94 ordinary shares of $1 par value each to 181,279,400 Class A ordinary shares of $0.0001 par value each. For periods prior to the IPO date, the retrospective presentation does not include the exchange of 72,511,760 Class A ordinary shares into 72,511,760 Class B ordinary shares of $0.0001 par value each and the issuance of 115,000,000 Class A ordinary shares in the IPO.

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$345,854	$348,399
Bank deposits with original maturities over three months	—	9,884
Restricted cash	31,582	34,400
Accounts receivable, net	1,712	2,345
Amounts due from affiliated companies	42,339	37,826
Inventories	9,904	10,143
Prepaid expenses and other current assets	27,650	17,930

Total current assets	459,041	460,927

PROPERTY AND EQUIPMENT, NET	2,175,858	2,280,116
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	45,766	60,722
RESTRICTED CASH	129	130
LAND USE RIGHT, NET	121,544	125,672

TOTAL ASSETS	$2,802,338	$2,927,567

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
CURRENT LIABILITIES
Accounts payable	$6,421	$2,722
Accrued expenses and other current liabilities	62,825	155,840
Income tax payable	33	—
Current portion of long-term debt, net	347,740	—
Amounts due to affiliated companies	21,953	19,508

Total current liabilities	438,972	178,070

LONG-TERM DEBT, NET	1,261,904	1,999,354
OTHER LONG-TERM LIABILITIES	4,017	9,512
DEFERRED TAX LIABILITIES	1,044	588
SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Class A ordinary shares	24	18
Class B ordinary shares	7	—
Additional paid-in capital	1,655,602	1,512,705
Accumulated other comprehensive (loss) income	(14,063)	488
Accumulated losses	(798,098)	(773,168)

Total shareholders’ equity	843,472	740,043

PARTICIPATION INTEREST	252,929	—

Total shareholders’ equity and participation interest	1,096,401	740,043

TOTAL LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST	$2,802,338	$2,927,567

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Studio City International Holdings Limited to

Adjusted Net Income (Loss) Attributable to Studio City International Holdings Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income (Loss) Attributable to Studio City International Holdings Limited	$1,339	$(21,158)	$(21,598)	$(76,437)
Pre-opening Costs	4,140	131	4,550	116
Property Charges and Other	377	15,663	4,464	22,210
Loss on Extinguishment of Debt	2,489	—	2,489	—
Participation Interest Impact on Adjustments	(1,519)	—	(1,519)	—

Adjusted Net Income (Loss) Attributable to Studio City International Holdings Limited	$6,826	$(5,364)	$(11,614)	$(54,111)

ADJUSTED NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE:
Basic and diluted	$0.031	$(0.030)	$(0.061)	$(0.298)

ADJUSTED NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER ADS:
Basic and diluted	$0.123	$(0.118)	$(0.243)	$(1.194)

WEIGHTED AVERAGE CLASS A ORDINARY SHARES OUTSTANDING USED IN ADJUSTED NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INTERNATIONAL HOLDINGS LIMITED PER CLASS A ORDINARY SHARE CALCULATION:
Basic and diluted	221,961,248	181,279,400	191,533,455	181,279,400

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income	$41,794	$17,887	$137,862	$80,450
Pre-opening Costs	4,140	131	4,550	116
Depreciation and Amortization	39,593	44,043	167,891	176,326
Property Charges and Other	377	15,663	4,464	22,210

Adjusted EBITDA	$85,904	$77,724	$314,767	$279,102

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Studio City International Holdings Limited to Adjusted EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income (Loss) Attributable to Studio City International Holdings Limited	$1,339	$(21,158)	$(21,598)	$(76,437)
Net Income Attributable to Participation Interest	853	—	853	—

Net Income (Loss)	2,192	(21,158)	(20,745)	(76,437)
Income Tax Expense (Credit)	178	(162)	544	(239)
Interest and Other Non-Operating Expenses, Net	39,424	39,207	158,063	157,126
Property Charges and Other	377	15,663	4,464	22,210
Depreciation and Amortization	39,593	44,043	167,891	176,326
Pre-opening Costs	4,140	131	4,550	116

Adjusted EBITDA	$85,904	$77,724	$314,767	$279,102

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
Room Statistics:
Average daily rate (3)	$138	$145	$138	$140
Occupancy per available room	100%	99%	100%	99%
Revenue per available room (4)	$138	$144	$138	$138
Other Information:
Average number of table games	293	293	292	288
Average number of gaming machines	987	883	957	951
Table games win per unit per day (5)	$13,233	$14,123	$14,076	$12,932
Gaming machines win per unit per day (6)	$254	$272	$240	$225

(3)	Average daily rate is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis